SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

RADIANT SYSTEMS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS UNDER RADIANT SYSTEMS, INC. AMENDED AND RESTATED 1995 STOCK OPTION PLAN (Title of Class of Securities)	75025N10 (CUSIP Number of Class of Securities) (Underlying Common Stock)

Mark E. Haidet

Chief Financial Officer

Radiant Systems, Inc.

3925 Brookside Parkway

Alpharetta, Georgia 30022

Telephone: (770) 576-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Arthur Jay Schwartz, Esq.

Smith, Gambrell & Russell, LLP

1230 Peachtree Street, N.E., Suite 3100

Atlanta, Georgia 30309

(404) 815-3632

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$12,260,377	$1,553.39

*	For the purpose of calculating the filing fee only, this amount assumes that options to purchase 2,538,767 shares of common stock of Radiant Systems, Inc. having an aggregate value of $11,660,764 as of October 22, 2001 will be exchanged pursuant to this offer.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$1,553.39	Filing party:	Radiant Systems, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	December 2, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐.

Introductory Statement

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on December 2, 2004 (the “Schedule TO”), as previously amended by Amendment No. 1 to Schedule TO filed with the Commission on December 9, 2004, relating to the offer by Radiant Systems, Inc. (“Radiant”) to exchange options outstanding under Radiant’s Amended and Restated 1995 Stock Option Plan (the “Option Plan”), to purchase shares of Radiant’s common stock, no par value per share, for new options to purchase shares of common stock to be granted under the Option Plan, upon the terms and subject to the conditions described in the Offer to Exchange dated December 2, 2004, as amended by the Amended and Restated Offer to Exchange, dated December 20, 2004, and Letter of Transmittal (the “Letter of Transmittal” and, together with the Amended and Restated Offer to Exchange, as they may be amended from time to time, the “Offer”). Radiant hereby amends and supplements the Schedule TO as set forth below and files the Amended and Restated Offer to Exchange, dated December 20, 2004, form of e-mail to eligible option holders announcing the Amended and Restated Offer to Exchange and letter to eligible option holders describing the differences between the Offer to Exchange, dated December 2, 2004, and the Amended and Restated Offer to Exchange, dated December 20, 2004, as exhibits to this Amendment No. 2 to Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Amended and Restated Offer to Exchange, dated December 20, 2004 (the “Amended and Restated Offer to Exchange”), filed as Exhibit (a)(11) hereto, is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is Radiant Systems, Inc., a Georgia corporation (the “Company”). The address of its principal executive offices is 3925 Brookside Parkway, Alpharetta, Georgia 30022. The telephone number of its principal executive offices is (770) 576-6000. The information set forth in the Amended and Restated Offer to Exchange under Section 9 (“Information Concerning Radiant Systems, Inc.”) is incorporated herein by reference.

(b) This Amendment No. 2 to Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange options outstanding under the Company’s Amended and Restated 1995 Stock Option Plan (the “Option Plan”) to purchase shares of the Company’s common stock, no par value per share (the “Options”) for new options to purchase shares of the Company’s common stock to be granted under the Option Plan, upon the terms and subject to the conditions described in the Amended and Restated Offer to Exchange and Letter of Transmittal (the “Letter of Transmittal” and, together with the Amended and Restated Offer to Exchange, as they may be amended from time to time, the “Offer”), filed as Exhibit (a)(2) to the Schedule TO filed with the Commission on December 2, 2004. The information set forth in the Amended and Restated Offer to Exchange under “Summary Term Sheet,” “Introduction,” Section 1 (“Number of Options; Expiration Date”), Section 5 (Acceptance of Options for Exchange and Issuance of New Options”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

(c) The information set forth in the Amended and Restated Offer to Exchange under Section 7 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) The information set forth under Item 2(a) above and the information set forth in the Amended and Restated Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) are incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) The information set forth in the Amended and Restated Offer to Exchange under “Summary Term Sheet,” “Introduction,” Section 1 (“Number of Options; Expiration Date”), Section 3 (“Procedures for Tendering Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax Consequences”), and Section 14 (“Certain Tax Consequences for Australia-Based Employees”) and Section 15 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

(b) The information set forth in the Amended and Restated Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(e) The information set forth in the Amended and Restated Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Amended and Restated Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

(b) The information set forth in the Amended and Restated Offer to Exchange under Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 11 (“Status of Options Acquired by us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c) The information set forth in the Amended and Restated Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Amended and Restated Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 16 (“Fees and Expenses”) is incorporated herein by reference.

(b) The information set forth in the Amended and Restated Offer to Exchange under Section 6 (“Conditions of the Offer”) is incorporated herein by reference.

(c) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Not applicable.

(b) The information set forth in the Amended and Restated Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a) Not applicable.

Item 10.	Financial Statements.

(a) The information set forth in the Amended and Restated Offer to Exchange under Section 9 (“Information Concerning Radiant Systems”) and Section 17 (“Additional Information”), and Part I, Item 8 of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2003 and Part I, Item 1 of the Company’s Quarterly Report on Form 10-Q for its quarter ended September 30, 2004 is incorporated herein by reference. Copies of the Company’s Annual Report and Quarterly Report are available via the Internet at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, copies of these reports, excluding exhibits, may be obtained free of charge upon request to the Company and may be inspected free of charge at the Company’s principal executive offices.

Item 11.	Additional Information.

(a) The information set forth in the Amended and Restated Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” and “Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Not applicable.

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Item 12.	Exhibits.

*(a) (1)	Offer to Exchange, dated December 2, 2004.

*(a) (2)	Form of Letter of Transmittal.

*(a) (3)	Form of Notice of Withdrawal.

*(a) (4)	Form of letter to eligible option holders.

*(a) (5)	Form of letter to tendering option holders.

*(a) (6)	Form of “Program Highlights” to be distributed to eligible option holders.

*(a) (7)	Form of e-mail to eligible option holders announcing option exchange program.

*(a) (8)	Radiant Systems, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2003 (incorporated herein by reference).

*(a) (9)	Radiant Systems, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004 (incorporated herein by reference).

*(a) (10)	Presentation materials for meetings with eligible option holders.

(a)(11)	Amended and Restated Offer to Exchange, dated December 20, 2004.

(a)(12)	Form of e-mail to eligible option holders announcing the Amended and Restated Offer to Exchange.

(a)(13)	Letter to eligible option holders describing the differences between the Offer to Exchange, dated December 2, 2004, and the Amended and Restated Offer to Exchange, dated December 20, 2004.

*(b)	Not applicable.

*(d) (1)	Amended and Restated 1995 Stock Option Plan of Radiant Systems (incorporated by reference from the Company’s Registration Statement on Form S-1, Registration No. 333-17723).

*(d) (2)	Amendment No. 1 to Amended and Restated 1995 Stock Option Plan (incorporated by reference from the Company’s Registration Statement on Form S-8, Registration No. 333-41291).

*(d) (3)	Amendment No. 2 to Amended and Restated 1995 Stock Option Plan (incorporated by reference from the Company’s Registration Statement on Form S-8, Registration No. 333-62157).

*(d) (4)	Amendment No. 3 to Amended and Restated 1995 Stock Option Plan (incorporated by reference from the Company’s Registration Statement on Form S-8, Registration No. 333-71892).

*(d) (5)(i)	Form of Incentive Stock Option Agreement pursuant to the Amended and Restated 1995 Stock Incentive Plan of the Company for non-Australia-based employees.

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*	(d) (5)(ii)	Form of Incentive Stock Option Agreement pursuant to the Amended and Restated 1995 Stock Incentive Plan of the Company for Australia-based employees.

*	(g)	None.

*	(h)	None.

*	Previously filed.

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SIGNATURE

After due inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2004

RADIANT SYSTEMS, INC.

By:	/s/ Mark E. Haidet
Name:	Mark E. Haidet
Title:	Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.

*(a) (1)	Offer to Exchange, dated December 2, 2004.

*(a) (2)	Form of Letter of Transmittal.

*(a) (3)	Form of Notice of Withdrawal.

*(a) (4)	Form of letter to eligible option holders.

*(a) (5)	Form of letter to tendering option holders.

*(a) (6)	Form of “Program Highlights” to be distributed to eligible option holders.

*(a) (7)	Form of e-mail to eligible option holders announcing option exchange program.

*(a) (8)	Radiant Systems, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2003 (incorporated herein by reference).

*(a) (9)	Radiant Systems, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004 (incorporated herein by reference).

*(a) (10)	Presentation materials for meetings with eligible option holders.

(a) (11)	Amended and Restated Offer to Exchange, dated December 20, 2004.

(a) (12)	Form of e-mail to eligible option holders announcing the Amended and Restated Offer to Exchange.

(a) (13)	Letter to eligible option holders describing the differences between the Offer to Exchange, dated December 2, 2004, and the Amended and Restated Offer to Exchange, dated December 20, 2004.

*(b)	Not applicable.

*(d) (1)	Amended and Restated 1995 Stock Option Plan of Radiant Systems (incorporated by reference from the Company’s Registration Statement on Form S-1, Registration No. 333-17723).

*(d) (2)	Amendment No. 1 to Amended and Restated 1995 Stock Option Plan (incorporated by reference from the Company’s Registration Statement on Form S-8, Registration No. 333-41291).

*(d) (3)	Amendment No. 2 to Amended and Restated 1995 Stock Option Plan (incorporated by reference from the Company’s Registration Statement on Form S-8, Registration No. 333-62157).

*(d) (4)	Amendment No. 3 to Amended and Restated 1995 Stock Option Plan (incorporated by reference from the Company’s Registration Statement on Form S-8, Registration No. 333-71892).

*(d) (5)(i)	Form of Incentive Stock Option Agreement pursuant to the Amended and Restated 1995 Stock Incentive Plan of the Company for non-Australia-based employees.

*(d) (5)(ii)	Form of Incentive Stock Option Agreement pursuant to the Amended and Restated 1995 Stock Incentive Plan of the Company for Australia-based employees.

*(g)	None.

*(h)	None.

*	Previously filed.